  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pubmatic, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74467Q103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103

1.	Names of Reporting Persons Helion Venture Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 450,030

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 450,030

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,030

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0% of Class A Common Stock (0.9% of total Class A and Class B Common Stock)*

12.	Type of Reporting Person (See Instructions) OO

*	Based on 43,171,740 shares of Class A Common Stock and 9,394,402 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2022, representing approximately 0.3% of the combined voting power of the Issuer’s Class A Common Stock and Class B Common Stock. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

Item 1.
	(a)	Name of Issuer Pubmatic, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3 Lagoon Drive, Suite 180 Redwood City, CA 94065 Tel: +1 (650) 331 3485

Item 2.
	(a)	Name of Person Filing Helion Venture Partners, LLC
	(b)	Address of Principal Business Office or, if none, Residence Les Cascades Building Edith Cavell Street Port-Louis, Mauritius
	(c)	Citizenship Mauritius
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 74467Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the Common Stock by the Reporting Person is provided as of December 31, 2022:
(a) Amount beneficially owned: 450,030
(b) Percent of class: 1.0% of Class A Common Stock (0.9% of total Class A and Class B Common Stock)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 450,030
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 450,030
(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

HELION VENTURE PARTNERS, LLC

By:	/s/ Dourvesh Kumar Chumun
Name: Dourvesh Kumar Chumun
Title: Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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